EXHIBIT 12

Computation of Ratios of Earnings to Fixed Charges

	2007	2006	2005	2004	2003
	(In thousands)
Income before Income Taxes	$268,486	$402,746	$343,105	$261,806	$220,396
Fixed Charges:
Interest Expense	795,111	700,318	452,833	280,769	285,660
REIT Preferred Dividends	19,268	—	—	—	—
1/3 Rent Expense	14,595	13,083	12,516	10,656	9,935

Total Fixed Charges	828,974	713,401	465,349	291,425	295,595
Adjusted Earnings	$1,097,460	$1,116,147	$808,454	$553,231	$515,991
Ratio of Earnings to Fixed Charges	1.32 x	1.56 x	1.74 x	1.90 x	1.75 x
Interest on Deposits	$554,833	$469,289	$273,533	$148,136	$142,312
Ratio of Earnings to Fixed Charges excluding interest on deposits	1.98 x	2.65 x	2.79 x	2.83 x	2.44 x

The fixed charges above exclude interest accrued for uncertain tax positions because such interest is classified as income tax expense in the Company’s Consolidated Statements of Income.